

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2015

Via E-mail
Mr. Bruce E. Kiddoo
Senior Vice President and Chief Financial Officer
Maxim Integrated Products, Inc.
160 Rio Robles
San Jose, California 95134

      Re: Maxim Integrated Products, Inc.
             Form 10-K for the fiscal year ended June 28, 2014
             Filed August 18, 2014
             File No. 001-34192

Dear Mr. Kiddoo:

We have reviewed your April 15, 2015 response to our comment letter and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended June 28, 2014

Item 15. Exhibits and Financial Statement Schedules, page 37

Note 12 – Segment Information, page 64

1.   We note from your responses to prior comments 1 through 7 and our telephone conversation that you have concluded you meet the criteria in FASB ASC 280-10-50-11 to aggregate your three operating segments (Mobility Solutions Group, Industrial and Medical Solutions Group, and Communications and Automotive Solutions Group) into one reportable segment. However, it does not appear that the operating segments share similar quantitative economic characteristics. We note your operating segments serve different markets which have different business cycles and demand and supply fluctuations, innovation requirements, and competition. Further, our understanding is that your products are generally not interchangeable between operating segments and the operating segments do not serve similar types or classes of customers. Please revise to present each of your operating segments as separate reportable segments under ASC Topic 280.

       You may contact Eric Atallah at (202) 551-3663 or Kevin L. Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn for

Martin James
Senior Assistant Chief Accountant